

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2012

Via E-mail
Terry B. Anderton
Chief Executive Officer and Chief Financial Officer
Trunity Holdings, Inc.
15 Green Street
Newburyport, Massachusetts 01950

Re: Trunity Holdings, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed May 9, 2012
File No. 0-53601

Dear Mr. Anderton:

We have reviewed your amended filing and have the following comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your Current Report on Form 8-K that you are an emerging growth company and revise your Current Report on Form 8-K to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director